SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO

                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                             ENERGY PARTNERS, LTD.
                      (Name of Subject Company (Issuer))

                                   ATS INC.
                    an indirect wholly owned subsidiary of
                            WOODSIDE PETROLEUM LTD.
                      (Names of Filing Persons (Offeror))

Common Stock, $0.01 par value per share                  29270U105
    (Title of Class of Securities)         (CUSIP Number of Class of Securities)



                                  Jeff Soine
                                   ATS Inc.
                            71683 Riverside Avenue
                          Covington, Louisiana 70433
                           Telephone: (985) 249-5300
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  Copies to:

                              Lou R. Kling, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                           Telephone: (212) 735-3000


                           CALCULATION OF FILING FEE
========================================== =====================================
         Transaction Valuation                       Amount of Filing Fee
------------------------------------------ -------------------------------------
           Not applicable*                             Not applicable*
========================================== =====================================
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   --------------------------------------------- ------------------------------

   Amount Previously Paid:...Not applicable.     Filing party:...Not applicable.


   --------------------------------------------- ------------------------------

   Form or Registration No...Not applicable.     Date Filed:...Not applicable.
   --------------------------------------------- ------------------------------

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| Third-party tender offer subject to Rule 14d-1.
|_| Issuer tender offer subject to Rule 13e-4.
|_|Going-private transaction subject to Rule 13e-3.
|_|Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                 EXHIBIT INDEX

Exhibit No.
-----------
99.1 Complaint filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, LTD., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 28, 2006